

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2018

James M. DeMesa
Chief Executive Officer
Emerald Health Pharmaceuticals Inc.
5820 Nancy Ridge Drive
San Diego, California 92121

   Re: Emerald Health Pharmaceuticals Inc.
     Offering Statement on Form 1-A
     Filed March 5, 2018
     File No. 024-10810

Dear Dr. DeMesa:

   We have reviewed your amended offering statement and have the following comment.

   Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 23, 2018 letter.

Form 1-A filed March 5, 2018

Risk Factors
EHP-101 and EHP-102 may be subject to controlled substance laws and regulations..., page 9

1. We note your disclosure that the rescission of the Cole Memorandum injected risk into your business as it relates to the research, development, marketing and sale of your products containing CBD and CBG in response to our prior comment one. Please further expand your disclosure to clarify whether CBD and CBG are Schedule I controlled substances that are illegal under the Controlled Substances Act, and if so, whether and/or how this impacts your business plan.

You may contact Christine Torney at 202-551-3652 or Jim Rosenberg at 202-551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Erin Jaskot at 202-551-3442 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Shai Kalansky - Morrison & Foerster LLP